



Trung Pham · 2nd
Founder at RYSE

Greater Toronto Area, Canada · **Contact info**

500+ connections

 RYSE

 Schulich School of Business - York University

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Experience



Founder
RYSE
Jan 2015 – Present · 6 yrs 11 mos
Toronto, Canada Area

RYSE is a PropTech IoT company that creates devices that motorize and automate existing window coverings, optimizing for indoor comfort and energy efficiency in any space. Our products have been featured in major tech publications including TechCrunch, CNET, and more, and has been awarded the Mark of Excellence for Motorized Product of the Year by the Consumer Technology Associations' (CTA) at CES 2017.

Education



Schulich School of Business - York University
Bachelor of Business Administration (BBA), Finance, General
2005 – 2009

Licenses & certifications



CFA
CFA Institute